EXHIBIT 8.1
LIST OF SIGNIFICANT SUBSIDIARIES
1.	Lorenzo Jewelry Limited, a Hong Kong corporation

2.	Lorenzo Jewellery (Shenzhen) Co., Ltd., a PRC corporation

3.	Shenzhen PGS Jewelry Mfg., a PRC corporation

4.	Lorenzo (Shenzhen) Co., Ltd.

5.	Lorenzo Crystal Ltd., a Hong Kong corporation

6.	Enzo (Shenzhen) Co., Ltd., a PRC corporation

7.	Enzo Ltd., a Macau corporation

8.	Goldleaves Gems (Shenzhen) Co., Ltd., a PRC corporation